Exhibit 12.1

Ratio of Earnings to Fixed Charges

(in millions)

	Nine Months Ended September 30, 2015	2014	2013	2012	2011	2010
Earnings from continuing operations before income taxes (public data)	$1,123.0	$1,160.0	$1,212.0	$1,705.0	$1,686.0	$1,729.6
Plus fixed charges:
Updated Interest expense (1)	79.5	112.9	83.7	64.0	57.2	78.1
Rent interest factor (2)	25.4	34.3	33.3	32.7	32.0	27.0

Total fixed charges:	104.9	147.3	117.0	96.7	89.2	105.1

Earnings from continuing operations before income taxes and fixed charges	$1,227.9	$1,307.3	$1,329.0	$1,801.7	$1,775.2	$1,834.7

Ratio of earnings to fixed charges	11.7	8.9	11.4	18.6	19.9	17.5

(1)	Interest consists of interest on indebtedness, amortization of fees and debt prepayment fees, forward points on interest rate hedges. Interest on FIN 48 charges is excluded.

Interest Expense on debt & credit facilities	76.9	108.9	83.0	63.0	56.3	77.5
Plus: Amortization of Fees	1.0	1.2	0.7	1.0	0.9	0.6
Hedging forward points	1.6	2.9

	79.5	112.9	83.7	64.0	57.2	78.1

(2)	Approximately one-third of rental expense is deemed representative of the interest factor

Total rental expense	76.3	103.0	100.0	98.0	96.0	80.9
Interest factor (one-third of rental expense)	25.4	34.3	33.3	32.7	32.0	27.0